                        China Finance Online Co. Limited

September 7, 2006

CONFIDENTIAL

TO:   Ms. Kristi Beshears
      Staff Accountant
      Division of Corporate Finance
      Securities and Exchange Commission
      450 Fifth Street N.W.
      Washington, D.C. 20549

CC:   Mr. Daniel L. Gordan
      Branch Chief
      Division of Corporate Finance
      Securities and Exchange Commission
      450 Fifth Street N.W.
      Washington, D.C. 20549

         RE:   CHINA FINANCE ONLINE CO. LIMITED
               FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
               (FILE NO. 000-50975)

Dear Ms. Beshears,

     I refer to your fax of July 28, 2006 to China Finance Online Co., Limited (the "Company") regarding SEC comments on the Company's Form 20-F filed on May 23, 2006. Attached to this cover letter please find our responses to the SEC comments, which we are filing via EDGAR.

     Please direct any future correspondence with respect to this matter to the Company as set forth below:

               China Finance Online Co. Limited
               9th Floor of Tower C, Corporate Square
               No. 35 Financial Street
               Xicheng District, Beijing 100032
               People's Republic of China
               Tel: +86 (10) 5832 5288
               Fax: +86 (10) 5832 5200
               Attention: Jun Wang

               With a copy to:

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 2


               O'Melveny & Myers LLP
               Plaza 66, 37th Floor
               1266 Nanjing Road West
               Shanghai 200040
               People's Republic of China
               Tel: +86 (21) 2307-7068
               Fax: +86 (21) 2307-7300
               Attention: Todd Bissett, Esq.

     I would appreciate your acknowledging receipt of this letter and our responses to the SEC comments by emailing me at jwang@jrj.com.

         Thank you for your assistance in this matter.

                                        Very truly yours,


                                        /s/ Jun Wang
                                        ----------------------------------------
                                        Jun Wang
                                        Chief Financial Officer
                                        China Finance Online Co., Limited

cc: Howard Zhang, Esq.
    David Lin, Esq.
    Todd Bissett, Esq.

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 3


A. Selected Financial Data, Page 4

1. In future filings, please revise the table on page 5 to distinguish between dividends declared per ordinary share and preference share. Please also disclose the dividends declared per share denominated in renminbi. Refer to
     Item 3.A of Form 20-F.

     Response:

     We will revise the table in future filings as advised.

Consolidated Statements of Cash Flows, Page F-6

2. Please tell us why the effect of exchange rate changes for each period is the same as the foreign currency translation adjustment for each period. Translation adjustments are solely a result of the translation process and have no direct effect on reporting currency cash flows. Paragraph 146 of SFAS 95 provides an example of how to calculate the effect of exchange rate changes on cash.

     Response:

     Of the amounts of the effect of exchange rate changes, $(45), $0, and $26 were attributable to the effect of exchange rate changes on cash flows from operating, financing and investing activities, respectively, for fiscal year 2003; $(6,321), $0, and $4,751 were attributable to the effect of exchange rate changes on cash flows from operating, financing and investing activities, respectively, for fiscal year 2004; $(82,395), $0, and $3,186 were attributable to the effect of exchange rate changes on cash flows from operating, financing and investing activities, respectively, for fiscal year 2005. Since the amounts are not significant, we included such amounts as part of effect of exchange rate changes on cash and cash equivalents on the statements of cash flows.

     In future filings, we will attribute the effect of exchange rate changes to different activities of cash flows.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, Page F-11

3. We note that you recognized VAT rebates as revenue. Please explain what VAT rebate represent and advise us of your basis in US GAAP for this accounting treatment. Please tell us how you determine this to be revenue and not a reimbursement of expense.

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 4


     Response:

     In China, VAT taxpayers selling self-developed/produced software products, though subject to VAT at 17%, are entitled to a refund upon payment for the part of VAT exceeding a 3% de facto rate (resulting in a net VAT of 3%) until 2010. The VAT rebate is well known to our customers and impacts our negotiation of the sales price of software as explained below:

     We enter into a contract with a customer who is fully aware that the effective VAT rate is 3% and not the normal rate of 17%. The contract agreed between us and the customer is based on a sales price, for example, of $100, which is the fair value of the product, plus VAT at the effective rate of 3%, resulting in a total stated contract price of $103. When we issue the tax invoice to the customer, to comply with VAT regulations and to allow the customer to receive a credit for the full 17% VAT input, we prepare an invoice that shows VAT of $15 calculated at 17% ($103/117%x17%) and the sales price on the invoice is reduced to $88 (=$103/%117) totaling $103. We collect the VAT of $15 as part of $103 from the customer and then we pay $15 to the government. At the same time, we file an application for the VAT rebate of $12, and after one month, the government rebates us $12 that brings the VAT rate down to the effective rate of 3%. We record as sales an amount of $88 plus $12 rebate which represents the total of the agreed price of the product with the customer of $100.

     The entries are as follows:

1) When VAT invoice is issued.

(Dr) Receivable    103
(Cr) Sales          88
(Cr) VAT payable    15

2) Payment of VAT to the government.

(Dr) VAT payable   15
(Cr) Cash          15

3) At the same time as 2), we are entitled to VAT rebate.

(Dr) VAT receivable   12
(Cr) Sales            12

4) One month after 3), cash is received from the government.

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 5


(Dr) Cash             12
(Cr) VAT receivable   12

     Based upon the facts outlined above, we believe it is acceptable to record the VAT rebate as sales which is in accordance with Regulation S-X 210.5-03.(b) 1.

     Regulation S-X 210.5-03.(b) 1 states, in part:

     If the total of sales and revenues reported under this caption includes excise taxes in an amount equal to 1 percent or more of such total, the amount of such excise taxes shall be shown on the face of the statement parenthetically or otherwise.

     Our customers are aware of the VAT rebate and expect us to pass on the benefit to them, and in the absence of the rebate program, sales price negotiated with the customers would be adjusted accordingly. Under such circumstances, we consider that the government is subsidizing the sales and VAT rebate, in essence, is part of the sales.

     AICPA Technical Practice Aids - According and Auditing Publications, Technical Questions and Answers, Section 5100 Revenue Recognition, No.11, Excise Tax on Club Dues, states:

          Inquiry - The members of certain private clubs must pay a federal excise tax in addition to their annual dues. Should the clubs record, as revenues, the dues net of the excise tax, or should revenues include both dues and taxes?

          Reply - A club, in collecting excise taxes on dues, is acting as no more than an agent or conduit for the federal government. The amounts paid to the club by members to be turned over as excise taxes should not be construed as dues, and to show them as such on the income statement is erroneous.

     We do not include in sales, the effective 3% portion ($3) of VAT which is the amount paid to the government and not subsidized. We do not believe that the fact that 14% portion ($12) of the VAT is included in sales contradicts the above Technical Questions and Answers, as the amount is being subsidized from the government. It can also be argued that a subsidy from the government is a separate transaction from the original sales transaction and should not be included in sales. However, in addition to the fact that we consider the VAT rebate essentially as sales, we believe the above Regulation S-X provides support for including the amount in sales as long as it is appropriately disclosed.

     We have discussed such treatment with our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., who consulted its US National Office for the same issue for another client, and such treatment was concurred with by its US National Office.

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 6


4. You state that the Company does not have sufficient vendor specific objective evidence to allocate the revenue to the various elements of the arrangement and therefore you recognize the revenue ratably over the life of the arrangement. In your response, tell us what all of the elements of the arrangement are and what allows you to recognize revenue ratably. For reference see paragraph 12 of SOP 97-2.

     Response (Based on a response already provided to Staff during the IPO comment process where no subsequent comments were received from the Staff):

     The elements included in our service arrangement are the downloadable proprietary software research tools and the post contract support provided to our customers which includes financial data and information services. We do not believe we have sufficient VSOE in allocating the revenue between the downloadable proprietary software research tools and the post contract support provided to our customers which includes financial data and information services as these elements are never sold separately nor does management market them as separate elements. This is consistent with paragraph 10 of SOP 97-2, which states in part:

          Vendor-specific objective evidence of fair value is limited to the following:

          -    The price charged when the same element is sold separately

          - For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace

     Paragraph 12 of SOP 97-2 states that if sufficient vendor-specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement should be deferred until the earlier of the point at which (a) such sufficient vendor-specific objective evidence does exist or (b) all elements of the arrangement have been delivered. One of the exceptions is that if the arrangement is in substance a subscription, the entire fee should be recognized ratably. Our service arrangement allows the customers to access to our financial data and information service during the service period, which is in substance a subscription. Therefore we have recognized the revenue ratably.

Note 4. Cost Investment

5. Tell us how you determine that this investment should be accounted for under the cost method and not the equity method of accounting. How have you determined that you do not exert significant influence over the investee? For reference see APB 18.

     On December 28, 2005, we entered into a Series B Preferred Share Purchase Agreement (the "Purchase Agreement) with Moloon International Inc. ("Moloon"). Pursuant to the

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 7


     agreement, we purchased nine million eight hundred thousand (9,800,000) Series B Preferred Shares at a per share price of US$1.53 for an aggregate consideration equal to fifteen million U.S. dollars (US$15,000,000). Our investment has been accounted for under the cost method.

     According to the Purchase Agreement and shareholders of Moloon's written resolution, we are entitled to certain voting rights which enable us to exercise significant influence to Moloon's operation. In addition, we have the ability to elect one Board Member of total 7 members. Through the membership in Board of Directors, we are able to participate in Moloon's operation as long as any Preferred Shares remains outstanding.

     We are also entitled to the following liquidation preference:

     1. Before any distribution or payment shall be made to the holders of any Junior Shares, an amount shall be paid with respect to each Preferred Share equal to the Original Series A Issue Price or Original Series B Issue Price, as the case may be, plus all dividends declared and unpaid.

     2. After distribution or payment of any liquidation preference distributable or payable on any Preferred Shares, the Preferred Shares (treated on an as-if converted basis) shall be entitled to receive, together with the holders of Common Shares similarly entitled, a ratable portion of the assets of the Company remaining for distribution.

     We have accounted for such investment under the cost method based on the guidance under EITF 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). According to EITF 02-14, it states in parts:

     "an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock.

     If the investor determines that any one of the following characteristics indicates that an investment in an entity is not substantially similar to an investment in that entity's common stock, the investment is not in-substance common stock.

     a. Subordination. An investor should determine whether the investment has subordination characteristics that are substantially similar to that entity's common stock. If an investment has a substantive liquidation preference over common stock, it is not substantially similar to the common stock. However, certain liquidation preferences are not substantive. Accordingly, an investor should determine whether a liquidation preference is substantive. For example, if the investment has a stated liquidation preference that is not significant in

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 8


          relation to the purchase price of the investment, the liquidation preference is not substantive. Further, a stated liquidation preference is not substantive if the investee has little or no subordinated equity (for example, common stock) from a fair value perspective. The Task Force believes that a liquidation preference in an investee that has little or no subordinated equity from a fair value perspective is nonsubstantive because, in the event of liquidation, the investment will participate in substantially all of the investee's losses."

     We believe we meet the criteria in (a) above and accordingly we do not need to discuss the criteria in (b) and (c).

     In relation to criteria (a), we considered whether the Preferred Shares' liquidation preferences are substantive. If the investment has a liquidation preference that is significant in relation to the purchase price of the investment, the liquidation preference is substantive.

     According to the written resolution, Series B shareholders are entitled to the distribution in the amount of the original issuance Series B Preferred Shares price plus all dividend declared and unpaid. Since the total liquidation preference (issuance price plus all dividend declared and unpaid) is equal or greater than the total investment depending on whether dividends are declared, we believe the liquidation preference is substantive and significant in relation to the original purchase price of the Moloon investment.

     This is further illustrated through Example 2 in EITF 02-14, in which case, the fair value of the preferred stock is $10 Million while investee's common stock is $15 Million. EITF 02-14 concludes that the investee has adequate subordinated equity from a fair value perspective to indicate that the liquidation preference is substantive.

     We analogize Example 2 to our case as follows:

     According to its Amended and Restated Memorandum of Association, Moloon has an authorized capital of 70,000,000 ordinary shares, with 20,000,000 shares issued and outstanding. The total estimated fair value of the common shares would be $30.6 Million assuming the fair value of the common share was $1.53 (Series B shares original issuance price), which was based on an arm's length negotiation between us and Moloon. Accordingly the fair value of our preferred shares is $15 Million while Moloon's common stock is $30.6 Million. Therefore we concluded that Moloon has adequate subordinated equity from a fair value perspective.

     Therefore based on the above analysis and example in the EITF 02-14, we believe that Moloon has adequate subordinated equity and its Preferred Shares investment is not in-substance common stock. Accordingly our investment should be accounted for under the cost method.

Ms. Kristi Beshears and Mr. Daniel L. Gordan, September 7, 2006 - Page 9


Note 14. Segment and Geographic Information, Page F-25

6. We note that advertising revenues have become material to total revenues. In future filings please disclose revenues from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS 131.

     Response:

     We will include such disclosure in future filings. Based on our current year financial information, our advertising revenues has become material to total revenue and we will disclose revenues from our subscription fee and advertising services in accordance with paragraph 37 of SFAS 131.